Exhibit 99.48

Citadel LLC
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603

July 25, 2011

By Overnight Mail and Electronic Mail

Steven J. Freiberg
Chief Executive Officer and Interim Chairman
E*TRADE Financial Corporation
1271 Avenue of the Americas, 14th Floor
New York, New York 10020-1302

Dear Steve:

Once again, E*TRADE’s Board has failed to act in shareholders’ best interests.

Your response to our July 20 letter further demonstrates the Board’s entrenchment and the lengths to which members of the Board will go to maintain the status quo to the detriment of shareholders.

In light of your response, on Friday we filed our notice for a Special Meeting of Shareholders to consider three critical issues.

Removal of Two Directors

The Board’s response to our request to permit shareholders the opportunity to vote on the removal of Mr. Parks and Ms. Weaver is baffling. Your press release states: “…E*TRADE believes that Citadel’s proposal to call a meeting to remove two highly qualified independent Directors is inappropriate, and contrary to Delaware law.”

We laid out clearly in our prior letter the track record of the legacy Directors and the destructive impact of their decisions. Mr. Parks and Ms. Weaver, far from being “highly qualified” in our opinion, share noteworthy track records of poor performance.

The removal of directors by special shareholder vote is consistent with Delaware law. The Company’s charter expressly permits such an action. E*TRADE’s recent public disclosure states:  “A director or the entire board may be removed by stockholders, with or without cause, by the affirmative vote of two-thirds of the outstanding voting stock.”1

Our request is in accordance with law, it is appropriate and the shareholders have the right to be heard now.

Elimination of the Staggered Board

We believe that the shareholders' best interests are served by promptly eliminating the staggered Board in such a way so as to provide for election of all Directors for one year terms beginning with the 2012 Annual Meeting. Given the Company’s poor performance, the time for E*TRADE to eliminate its staggered Board is now. Waiting almost another year for a vote, and then an unspecified period to implement the declassification if it is approved, illustrates the Board’s lack of urgency. It appears the Board would rather talk about accountability to shareholders than take steps to actually create it.

1	See E*TRADE’s Form S-3 ASR filed April 14, 2009 at page 7.

Let the shareholders be heard on this important issue now.

Creation of a Special Committee to Review and Recommend Strategic Options

The Board’s response to this request, though addressed last in this letter, is far and away the strongest evidence of the Board’s entrenchment.  The process you have announced is awash in conflicts and fails to protect the shareholders' best interests. Integrity in process is the cornerstone of sound corporate governance.

We believe it is manifestly inappropriate for Morgan Stanley to report to the Board’s Finance and Risk Oversight Committee (“FROC”). Mr. Parks, whom we believe should be removed from the Board, is the Chairman of the FROC. The majority of the members of the FROC are either Company management or legacy Directors. How can shareholders trust in a process that is overseen by the same people who have failed them in the past?

Mr. Parks joined the Board of the Company in April 2003 and he served as Chair of the Audit Committee from July 2003 until May 2009. During the period leading up to the 2007 crisis, the responsibilities of the Audit Committee included (from the Audit Committee Charter):

“The Committee shall review the Company’s policies and practices with respect to risk assessment and risk management, including discussing with management and the internal auditors the Company’s major financial risk exposures and the steps that have been taken to monitor and control such exposures.” (emphasis added)

Arguably no other Board member, and certainly not any current Board member, is more accountable than Mr. Parks for the catastrophic losses experienced by E*TRADE shareholders from the Company’s stunning failure in strategy and risk management during his tenure.

We believe the process announced Friday, replete with conflicts, will assure continuation of the status quo to the ongoing detriment of shareholders.

In fact, your own press release foreshadows this result. Discussing the engagement of JP Morgan during the fourth quarter last year, you revealed that the Board concluded to pursue a strategy of status quo because, “…the continued execution of the company’s business plan was the best alternative for increasing shareholder value and … a sale of the company, at that time, would not maximize shareholder value.” Over the course of this year, your strategy to “maximize shareholder value” resulted in an approximate 22% decline in the price of E*TRADE’s shares through the beginning of last week.

Seeking to deprive all the shareholders of the right to be heard on the formation and composition of the Special Committee illustrates the entrenchment of management and the Board, and the blatant disregard for what is in the best interests of the shareholders. Given the Board’s historical performance, this important exercise must be undertaken in a credible manner where there is no foregone conclusion.

Let the shareholders be heard on this important issue now.

We remind you that E*TRADE’s certificate of incorporation requires the Company to call a Special Meeting once holders of more than 10% of E*TRADE’s outstanding common stock request such a meeting.  We call on the Company to disclose publicly when it receives such notices, so that all shareholders will know when the 10% threshold to call the Special Meeting has been met.

As always, we remain available for further discussion.

Very truly yours,

Citadel LLC

By:  /s/ Adam C. Cooper

Name:  Adam C. Cooper
Title:  Senior Managing Director and Chief Legal Officer